Shinhan Financial Group to Redeem Redeemable Preferred Stock

Shinhan Financial Group (the “Group”) decided to redeem the Redeemable Preferred Stock (“RPS”) with upcoming maturity, which was issued in connection with the acquisition of Chohung Bank in August 2003.

The Group decided to redeem series 1 of the RPS from Korea Deposit Insurance Corporation and series 6 from Strider ABS Specialty Co., Ltd. under the conditions decided upon on the date of issuance.

The details of the redemption are as follows:

	Series 1 RPS	Series 6 RPS
	Korea Deposit
	Insurance
Shareholder	Corporation	Strider ABS Specialty Co., Ltd.
No. of Shares (shares)	9,316,792	3,500,000
Maturity Date	August 21, 2006	August 21, 2006

Price per share (KRW) 1)	18,550.429	150,009.534

Total Redemption Amount (in billions of KRW)	172.8	525.0

1) Redemption price per share is a summation of the original price of issuance and accrued interest.

For further information concerning the Group’s RPS, please refer to “Item 18. Financial Statements - Notes to consolidated Financial Statements – 22. Redeemable Preferred Stock and Redeemable Convertible Preferred Stock” of our annual report on form 20-F dated June 30, 2006.